Exhibit (a)(5)(i)

Contact: Whirlpool Corporation

Media: Whirlpool Corporation Press Office, 269/923-7405

Media@Whirlpool.com

Financial: Max Tunnicliff, 269/923-2641

Investor_Relations@Whirlpool.com

WHIRLPOOL CORPORATION TO COMMENCE MODIFIED DUTCH AUCTION TENDER

OFFER TO PURCHASE UP TO $1 BILLION OF ITS SHARES

BENTON HARBOR, Mich.—April 26, 2018—Whirlpool Corporation (NYSE: WHR) (“Whirlpool” or the “Company”) announced today that it commenced a modified Dutch Auction tender offer to purchase up to $1 billion of its common stock, or such lesser number of shares of its common stock as are properly tendered and not properly withdrawn, at a price not less than $150 nor greater than $170 per share of common stock, to the seller in cash, less any applicable withholding taxes and without interest. The offer is made upon the terms and subject to the conditions described in the offer to purchase and in the related letter of transmittal. The closing price of Whirlpool’s common stock on the New York Stock Exchange on April 25, 2018, the last full trading day before the commencement of the tender offer, was $155.48 per share. The tender offer is scheduled to expire at one minute after 11:59 P.M., New York City time, on May 23, 2018, unless the offer is extended.

Whirlpool’s decision to commence the tender offer is based on its confidence in the long-term outlook for the business, enhanced by the recently-announced pending sale of the Embraco compressor business, and is consistent with Whirlpool’s balanced approach to capital allocation. Whirlpool believes that the tender offer represents an efficient mechanism to provide the Company’s stockholders with the opportunity to tender all or a portion of their stock and thereby receive a return of some or all of their investment in the Company if they so elect. The tender offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their stock without the potential disruption to the stock price of the Company.

Subsequent to the completion of the tender offer, the Company intends to opportunistically execute open market share repurchases throughout the remainder of 2018. Share repurchases had previously been suspended since the end of 2017 pending the completion of the Embraco sale process and related negotiations.

The tender offer is not contingent upon obtaining any financing. However, the tender offer is subject to a number of other terms and conditions, which are described in detail in the offer to purchase. Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the offer to purchase, the letter of transmittal and the related materials, which will be mailed to stockholders of record shortly after commencement of the tender offer.

None of the Company, the members of its Board of Directors, the dealer managers, the information agent or the depositary makes any recommendation as to whether any stockholder should participate or refrain from participating in the tender offer or as to the price or prices at which stockholders may choose to tender their shares in the tender offer.

D.F. King & Co., Inc. will serve as information agent for the tender offer. Stockholders with questions, or who would like to receive additional copies of the tender offer documents may call D.F. King & Co., Inc. at (800) 334-0384 (toll free) or email WHR@dfking.com. The dealer managers for the tender offer will be Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.

About Whirlpool Corporation

Whirlpool Corporation (NYSE: WHR) is the world’s leading major home appliance company, with approximately $21 billion in annual sales, 92,000 employees and 70 manufacturing and technology research centers in 2017. The company markets Whirlpool, KitchenAid, Maytag, Consul, Brastemp, Amana, Bauknecht, Jenn-Air, Indesit and other major brand names in nearly every country throughout the world. Additional information about the company can be found at www.whirlpoolcorp.com, or find us on Twitter at @WhirlpoolCorp.

Additional Information Regarding the Tender Offer

This press release is for informational purposes only. This press release is not a recommendation to buy or sell Whirlpool common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Whirlpool common stock or any other securities. Whirlpool will be filing today a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The tender offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Whirlpool will be filing with the SEC at the SEC’s website www.sec.gov or from Whirlpool’s website of www.whirlpoolcorp.com.

Whirlpool Corporation Additional Information

This document contains forward-looking statements about Whirlpool that speak only as of the communication made. Whirlpool disclaims any obligation to update these statements except as required by law. Forward-looking statements in this document may include, but are not limited to, statements regarding tender offer pricing, benefits and timing, and subsequent share repurchase expectations. Many risks, contingencies and uncertainties could cause actual results to differ materially from Whirlpool’s forward-looking statements. Among these factors are: the risk that the tender offer will not commence timely, that the tender offer will not be successful, and that Whirlpool’s post-tender offer share repurchase intentions may change. Additional information concerning these and other factors can be found in Whirlpool’s filings with the U.S. Securities and Exchange Commission, including the most recent annual report on Form 10-K (including the information set forth under the caption “Risk Factors”), quarterly reports on Form 10-Q, and current reports on Form 8-K.

Website Disclosure

We routinely post important information for investors on our website, www.whirlpoolcorp.com, in the “Investors” section. We intend to use this webpage as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the Investors section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our webpage is not incorporated by reference into, and is not a part of, this document.